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                                                                    Exhibit 99.4


                NOTIFICATION OF INTERESTS OF PROPOSED DIRECTOR

1)   Name of company

BRIGHT STATION PLC

2)   Name of proposed director

DAVID GEORGE JEFFERIES CBE

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-
beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

PROPOSED DIRECTOR NAMED IN 2 AND SPOUSE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

NOT NOTIFIED

5) Please state whether notification relates to a person(s) connected with the proposed Director named in 2 above and identify the connected person(s)

BOTH PROPOSED DIRECTOR NAMED IN 2 AND SPOUSE - JEANETTE ANN JEFFERIES

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7)   Number of shares/amount of
     stock acquired

150,000 BY PROPOSED DIRECTOR
100,000 BY SPOUSE

8)   Percentage of issued class

0.14%

9)   Number of shares/amount
     of stock disposed

N/A

10)  Percentage of issued class

N/A

11)  Class of security

ORDINARY SHARES OF 1p EACH

12)  Price per share

6 PENCE
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13)  Date of transaction

22 JUNE 2001

14)  Date company informed

22 JUNE 2001

15)  Total holding following this notification

250,000 ORDINARY SHARES OF 1p EACH

16)  Total percentage holding of issued class following this notification

0.14%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17)  Date of grant

18)  Period during which or date on which exercisable

19)  Total amount paid (if any) for grant of the option

20)  Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23)  Any additional information

THIS NOTIFICATION HAS BEEN MADE IN RESPECT OF THE PROPOSED NON-EXECUTIVE CHAIRMAN OF THE COMPANY, WHOSE APPOINTMENT WILL BE PUT TO SHAREHOLDERS AT AN EGM ON 6 JULY 2001.

24)  Name of contact and telephone number for queries

JONATHAN BALL  020 7930 6900

25) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL COMPANY SECRETARY

     Date of Notification     25 JUNE 2001